UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.______________)*

Greens Worldwide Incorporated

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

39540P109

(CUSIP Number)

January 12, 2004

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13-d-1(b)

[   ]  Rule 13d-1(c).

[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No…………………..

CUSIP No. 39540P109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
ILX Resorts Incorporated Profit Sharing Plan and Trust, ID No. 86-0780232

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
	(b)	X

3.	SEC Use Only .........................................................................................................

4.	Citizenship or Place of Organization ILX Resorts Incorporated Profit Sharing Plan and Trust, 2111 E. Highland, Suite 210 Phoenix, Arizona 85016

Number of Shares Beneficially Owned by Each Reporting Person With:

	5.	Sole Voting Power: 8,027,355 shares (36.4%)

	6.	Shared Voting Power:

	7.	Sole Dispositive Power: 8,027,355 shares (36.4%)

	8.	Shared Dispositive Power:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,027,355 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9): 36.4%

12.	Type of Reporting Person (See Instructions) EP

Item 1.	Security and Issuer

The title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities is set forth below:

Common Stock, no par value

Greens Worldwide Incorporated

2111 E. Highland, Suite 210, Phoenix, AZ 85016

Item 2.

ILX Resorts Incorporated Profit Sharing Plan and Trust 2111 E. Highland, Suite 210, Phoenix, Arizona 85016 Citizenship: United States of America Common Stock, no par value CUSIP Number: 39540P109

Item 3.	The person filing is an employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

Item 4.	Ownership

Amount of shares beneficially owned: 8,027,355 shares

Percent of class: 36.4%

Number of shares as to which the person has:

Sole power to vote or to direct the vote: 8,027,355 shares

Shared power to vote or to direct the vote:

Sole power to dispose or to direct the disposition of: 8,027,355 shares

Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 12, 2004

Signature: /s/ Nancy J. Stone, Trustee